UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO § 240.13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No.     )*

You On Demand Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

0001180421

(CUSIP Number)

Xuesong Song

Chairman and Chief Executive Officer

C Media Limited

CN11 Legend Town

No.1 Balizhuangdongli, Chaoyang District,

Beijing, China 10002

Copy to:

William N. Haddad

Reed Smith LLP

599 Lexington Ave.

New York, New York 10022

(212) 549-0379

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 5, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons C Media Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,571,428 (See Item 5)

	8.	Shared Voting Power 0 (See Item 5)

	9.	Sole Dispositive Power 2,285,714 (See Item 5)

	10.	Shared Dispositive Power 0 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,571,428

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 26.0% *

14.	Type of Reporting Person (See Instructions) CO

* The calculation is based on 15,283,597 shares of common stock of the Issuer outstanding as of July 5, 2013, which figure is based on information provided by the Issuer. The Issuer has additional classes of preferred stock outstanding with voting rights and, therefore, this percentage does not represent the percentage voting rights of the filer.

Item 1.	Security and Issuer.

This statement relates to the common stock (the “Common Stock”), par value $0.001 per share, of You On Demand Holdings, Inc., a Nevada Corporation (the “Issuer”), including shares of Common Stock which may be issued upon conversion of the Series D Preferred Stock (as defined below). The address of the principal executive offices of the Issuer is 27 Union Square, West Suite 502, New York, New York 10003.

Item 2.	Identity and Background.

This statement is being filed by C Media Limited, a Cayman Islands Company (“C Media”), which is in the business of mobile video services, with its principal office located at CN11 Legend Town, No.1 Balizhuangdongli, Chaoyang District, Beijing, China 100025. No directors, officers or other persons controlling C Media have, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3.	Source and Amount of Funds or Other Consideration.
The source of funds for the $4,000,000 purchase price consisted of working capital of C Media.

Item 4.	Purpose of Transaction.

The information provided in Items 1 and 6 are incorporated herein. C Media purchased the Series D Preferred Stock as a strategic investment in the Issuer. Pursuant to the terms of the Series D Preferred Stock set forth in the Certificate of Designation (defined below), the holders of the Series D Preferred Stock have the right to designate one member of the board of directors, so long as the Series D Preferred Stock represents 5% of the voting power of the Issuer. In connection with the Purchase Agreement, C Media named Mr. Xuesong Song as the Series D director designee.

Item 5.	Interest in Securities of the Issuer.

(a)-(b) The aggregate percentage of Common Stock reported as beneficially owned by C Media assumes conversion of the 2,285,714 shares of Series D Preferred Stock on a one-for-one basis, includes 2,285,714 shares of Common Stock owned by Shane McMahon and subject to the Voting Agreement (as discussed below), and is based on the number of outstanding shares of Common Stock, 15,283,597, as of July 5, 2013, as provided by the Issuer. C Media has sole voting power of 4,571,428 shares, as described above, and sole dispositive power of the 2,285,714 shares that would be issued upon conversion of the Series D Preferred Stock.

Numbers 7 through 11 above do not include shares of Common Stock subject to certain voting agreements, whereby individual holders have agreed to vote all voting securities of the Issuer during the term of such agreement, (i) in favor of the issuance and sale of the Series D Preferred Stock pursuant to the Series D Purchase Agreement, (ii) in favor of the issuance and sale of the Series E Preferred Stock as contemplated in the Series E Purchase Agreement, including in each case any votes required under NASDAQ rules, Nevada Revised Statutes, or the Issuer’s Articles of Incorporation or Amended and Restated Bylaws, as amended, (iii) against any action, proposal, transaction or agreement which could reasonably be expected to result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Issuer under either the Series D Purchase Agreement or the Series E Purchase Agreement, or of the holder under such voting agreement, and (iv) against any action, proposal, transaction or agreement that could, in any material respect, reasonably be expected to impede, interfere with, delay, adversely affect or inhibit the timely consummation of the issuance and sale of the Series D Preferred Stock or Series E Preferred Stock or the fulfillment of the Issuer’s or C Media’s obligations under the Series D Purchase Agreement or Series E Purchase Agreement, or change in any manner the voting rights of any class of shares of the Issuer.

(c) None.

(d) To the knowledge of the Reporting Persons, and except as otherwise described in this Schedule 13D, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Shares disclosed herein.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Purchase Agreement

On July 5, 2013, the Issuer entered into a Series D Preferred Stock Purchase Agreement (the “Purchase Agreement”) with C Media, pursuant to which the Issuer sold to C Media 2,285,714 shares of Series D 4% Convertible Preferred Stock of the Issuer (the “Series D Preferred Stock”) for $1.75 per share, or a total purchase price of $4,000,000.  In connection with the closing of the sale of the Series D Preferred Stock, the Company filed a Certificate of Designation of Preferences, Rights and Limitations of Series D 4% Convertible Preferred Stock with the Secretary of State of the State of Nevada (the “Certificate of Designation”). C Media purchased the Series D Preferred Stock as a strategic investment in the Issuer.

Series E Purchase Agreement

Also, in connection with the sale of the Series D Preferred Stock, the Issuer and C Media agreed to act in good faith and with fair dealing to finalize an agreement, on or before October 31, 2013, for an additional investment of between $12 million and $21 million of a new class of preferred stock of the Issuer. The subsequent investment, which would be designated as Series E Preferred Stock (the “Series E Preferred Stock”), is contingent upon C Media obtaining the required funds for the investment and certain third party consents and other closing conditions set forth in a Series E Preferred Stock Purchase Agreement (the “Series E Purchase Agreement”), which is attached as an exhibit to the Purchase Agreement (the “Series E Financing”). The Issuer and C Media further agreed that the terms of the Series E Preferred Stock would be substantially as set forth in the form of Certificate of Designation of Preferences, Rights and Limitations of Series E Preferred Stock (the “Series E Certificate of Designation”) attached as an exhibit to the Purchase Agreement, and that, if necessary, the Issuer would agree to use commercially reasonable efforts to obtain shareholder approval for the Series E Financing.

While the Series E Purchase Agreement has not been executed by the parties and no party currently has any rights or obligations pursuant thereto, the Series E Certificate of Designations has not been filed with the Secretary of State of Nevada and no shares of Series E Preferred Stock are issued or outstanding, the Issuer and C Media have agreed that the material terms set forth in the Series E Purchase Agreement and Series E Certificate of Designation are not subject to change, including, without limitation, that the price per share of the Series E Preferred Stock would be $1.75.

Right of First Refusal and Co-Sale Agreement

In connection with the Purchase Agreement, C Media and Messrs. Shane McMahon and Weicheng Liu entered into a Right of First Refusal and Co-Sale Agreement (the “ROFR Co-Sale Agreement”). Under the ROFR Co-Sale Agreement, if any of Mr. McMahon, Mr. Liu or C Media proposes to sell or otherwise transfer any equity securities of the Issuer to a third party, such transferring party must give the other parties to the ROFR Co-Sale Agreement prior notice of such proposed sale or transfer. Upon receipt of such notice, the Issuer has ten days in which to purchase all of the securities to be sold or transferred at the same price and on the same material terms and conditions as the proposed transaction. If the Issuer declines to purchase such securities, the other parties to the ROFR Co-Sale Agreement have twenty days in which to purchase, on a pro rata basis, all of the securities to be sold or transferred at the same price and on the same material terms and conditions as the proposed transaction. To the extent that C Media, Mr. McMahon or Mr. Liu, as the case may be, does not exercise their right to purchase the securities offered by the transferring party, they shall have the right to participate in such sale of the securities on the same terms and conditions as the proposed transaction, and may sell up to such number of equity securities of the Issuer equal to their respective percentage ownership of all of the number of shares of Common Stock constituting or underlying all of the Issuer’s equity securities.

Each of C Media, Mr. McMahon and Mr. Liu may sell up to the greater of (i) 2% of the Issuer’s outstanding equity securities and (ii) 20% of the equity securities held by them as of the date of the agreement, respectively, without triggering the rights of first refusal and co-sale discussed above.

The ROFR Co-Sale Agreement terminates immediately upon (i) the consummation of an underwritten public offering in which the Issuer receives gross proceeds of at least $20,000,000, (ii) the redemption of the Series D Preferred Stock in accordance with the Certificate of Designation, (iii) such time as C Media owns less than 25% of the total outstanding equity securities of the Issuer that C Media held as of the date of consummation of the transactions contemplated by the Purchase Agreement or the date of consummation of the Series E Financing, if such financing occurs, and (iv) a change of control or sale of all or substantially all of the assets of the Issuer.

Voting Agreement

In addition, Mr. McMahon and C Media entered into an agreement (the “Voting Agreement”) whereby Mr. McMahon agreed to vote 2,285,714 shares of Common Stock at the direction of C Media, and that upon the consummation of the Series E Financing he will exchange all shares of the Issuer’s Series A Preferred Stock owned by him for 933,333 shares of C-Media’s Series E Preferred Stock received in the Series E Financing, and then immediately convert all such shares of Series E Preferred Stock into shares of the Common Stock.

Other Agreements

As mentioned in Item 5 above, C Media also entered into certain voting agreements, whereby individual holders have agreed to vote their shares of Common Stock in the Issuer for a limited time (i) in favor of the issuance and sale of the Series D Preferred Stock as contemplated in the Purchase Agreement, and (ii) in favor of the issuance and sale of the Series E Preferred Stock as contemplated in the Series E Purchase Agreement, and (iii) against any action which could reasonably be expected to result in a breach of the Purchase Agreement, or impede or delay the issuance and sale of the Series D Preferred Stock or the Series E Preferred Stock, or change in any manner the voting rights of any class of shares of the Issuer.

As a condition to closing the Series E Purchase Agreement, Mr. McMahon and Mr. Liu will execute a board voting agreement with C Media (the “Board Voting Agreement”), pursuant to which the directors of the Company shall consist of Mr. McMahon and a designee of Mr. McMahon, Mr. Liu and a designee of Mr. Liu, Mr. Song and two designees of C Media.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description of Exhibit
1	Series D Preferred Stock Purchase Agreement, dated as of July 5, 2013, between the Issuer and C Media, incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed with the SEC on July 11, 2013.

2	Certificate of Designation of Preferences, Rights and Limitations of Series D Preferred Stock, incorporated by reference to Exhibit 4.1 of the Issuer’s Current Report on Form 8-K filed with the SEC on July 11, 2013.

3	Right of First Refusal and Co-Sale Agreement, dated as of July 5, 2013, among the Issuer, C Media, Mr. McMahon, and Mr. Liu.

4	Amended and Restated Voting Agreement, dated as of July 18, 2013, between C Media and Mr. McMahon.

5	Form of Series E Stock Purchase Agreement between the Issuer and C Media, incorporated by reference to Exhibit 99.2 of the Issuer’s Current Report on Form 8-K filed with the SEC on July 11, 2013.

6	Form of Certificate of Designation of Preferences, Rights and Limitations of Series E Preferred Stock, incorporated by reference to Exhibit 99.3 of the Issuer’s Current Report on Form 8-K filed with the SEC on July 11, 2013.

7	Form of Board Voting Agreement.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 16, 2013
Date

C Media Limited
/s/ Xuesong Song
Signature
Xuesong Song, Chairman and CEO
Name/Title